Mail Stop 3561

	August 11, 2005

Richard H. Walker, Jr., Esq.
South Jersey Gas Company
1 South Jersey Plaza
Folsom, New Jersey 08037

Re:	South Jersey Gas Company
	Registration Statement on Form S-3
	Filed July 22, 2005
	File No. 333-126822
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      File No. 0-22211

Dear Mr. Walker:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Management`s Discussion & Analysis, page 12

Commodity Market Risks, page 22
1. We note that your disclosures do not provide information regarding contract volumes, prices per unit or contract value. In future filings, revise your disclosures to include this information in order to more clearly show what you are hedging. See the appendix to Item
305 of Regulation S-K.

Note 1 - Summary of Significant Accounting Policies, page 30

Operating Revenues, page 31
2. It appears that you have transferred the appliance services business to an affiliate. If you have transferred this business to an affiliate tell us whether you have removed the results of operations related to the appliance services business from the financial statements presented in your Form 10-K.

Note 11 - Employee Benefit Plans, page 40
3. The amortization of actuarial loss for other post retirement benefits in 2004 appears to be low given the total amount of unrecognized actuarial losses. Please explain to us why the amount appears to be low.

Note 13 - Commitments and Contingencies, page 46
4. We note your disclosures concerning contingencies related to environmental remediation. Given the wide variance in the expected cost to clean up the sites, it appears that more information may be necessary to understand the nature of the liability at specific sites as well as the associated insurance recovery. Please provide to us an analysis that shows the accrued liability by site as well as the high end estimate of the cost the remediate each site. Please tell us in more detail what additional remediation is necessary at each site and the reasons for significant differences between the low and high end estimates for remediation at a particular site. Tell us what are the expenditure caps provided by insurance coverage and what amounts you have recorded as receivable from insurance companies as of the balance sheet date.


* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding the comments.

      Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Richard J. Busis, Esq.
	Cozen O`Connor
      Fax: (215) 701-2456

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Richard H. Walker, Jr., Esq.
South Jersey Gas Company
August 11, 2005
Page 1